EXHIBIT 2

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 5/7/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
4/23/2025	Buy	41,790	6.07
4/25/2025	Buy	4,800	6.11
4/28/2025	Buy	5,563	6.09
5/7/2025	Buy	1,667,910	6.22